August 11, 2010

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nomura Holdings, Inc. Form 20-F for the fiscal year ended March 31, 2010 Filed June 29, 2010 File No. 001-15270

Dear Mr. Gordon:

We refer to your comment letter dated July 29, 2010 with respect to the annual report on Form 20-F of Nomura Holdings, Inc. (“Nomura”) for the year ended March 31, 2010 filed with the SEC on June 29, 2010. Among the five comments that were set forth in the letter, we have addressed comment 5 by submitting our explanation and proposed disclosure on August 6, 2010. As for comments 1 through 4, we are still in the process of compiling responses. We plan to submit the response letter by August 17, 2010. Thank you for your kind understanding, and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Masafumi Nakada
Masafumi Nakada
Executive Managing Director and Chief Financial Officer

cc:	Eric McPhee

(Division of Corporation Finance,

Securities and Exchange Commission)

Izumi Akai

Yoichiro Taniguchi

(Sullivan & Cromwell LLP)

Koichi Hanabusa

(Ernst & Young ShinNihon LLC)

Gary Schweitzer

(Ernst & Young LLP)